Mail Stop 0510

March 15, 2005

via U.S. mail and facsimile

Mr. Thomas R. VerHage
Vice President and Chief Financial Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota  55431

	RE:	Donaldson Company, Inc.
		Form 10-K for the fiscal year ended July 31, 2004
		Filed October 7, 2004

		Forms 10-Q for the quarters ended October 31, 2004 and January 31, 2005

		File No. 1-07891

Dear Mr. VerHage:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2004

MD&A, Results of Operations

1. We note that you made an adjustment of $3.6 million during the 4th quarter of 2004 for transactions that occurred during fiscal year 2003. In order for us to better understand these adjustments, please provide us with a detailed description and analysis of the adjustments. This analysis should include the as reported and as corrected line items of your consolidated statements of earnings for fiscal years 2004 and 2003 that were affected by the errors and your
SAB 99 assessment of materiality.

Note L  Commitments and Contingencies

2. Please provide us with a rollforward of your the EPC patent infringement litigation reserve disaggregated by component for each period presented, such as litigation costs and assumed settlements.
Tell us and revise future filings to disclose the range of reasonably possible additional loss.

Item 9A.  Controls and Procedures

3. We note your statement that your chief executive officer and your chief financial officer concluded that "the Company`s disclosure controls and procedures were adequately designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms."
* It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please amend this filing and all subsequent filings to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K for guidance.
* Amend this filing and all subsequent filings to clarify that your certifying officers also concluded that your disclosure controls and procedures are effective, if true, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

*    *    *    *

      As appropriate, please amend your Form 10-K and subsequent Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;

?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with respect to the filing; and

?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, or me at (202) 942-1798 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,




							John Hartz
							Senior Assistant Chief
Accountant


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Mr. VerHage
Donaldson Company, Inc.
March 15, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE